Exhibit 1.4

[Stifel Nicolaus Letterhead]

May 7, 2008

CONFIDENTIAL

Mr. Gregory E. Smith

Chief Financial Officer

Federal Trust Corporation

312 West 1st Street

Sanford, Florida 32771

Dear Mr. Smith:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), as the financial advisor and marketing agent in connection with seeking, arranging, negotiating and generally advising with respect to the proposed offering of common stock (the “Financing”) of Federal Trust Corporation (together with any present and future subsidiaries and affiliates of Federal Trust Corporation, the “Company”), hereby proposes to amend the engagement letter entered into on January 17, 2008 and modified on May 1, 2008 (the “Engagement Letter”) by and between Stifel Nicolaus and the Company. Stifel Nicolaus and the Company agree that notwithstanding any agreements to the contrary or Sections III(A)(c), III(A)(d), III(A)(e), III(B), III(C) and IV of the Engagement Letter, in the event the offering is not completed Stifel Nicolaus will receive only a reimbursement of out-of-pocket accountable expenses actually incurred. In addition, notwithstanding any agreements to the contrary or Section III(A)(b) of the Engagement Letter, in the event the offering is completed, the Company and Stifel Nicolaus agree that the maximum compensation that Stifel will receive in connection with the Financing will be $3,400,000, which includes the Advisory Fee, Placement Fee, Opinion Fee, maximum out of pocket expenses and legal fees. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Engagement Letter.

If this amendment conforms to your understanding of our engagement, please sign and return to us the enclosed duplicate letter.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Ben A. Plotkin
Ben A. Plotkin
Executive Vice President

AGREED AND ACCEPTED:

FEDERAL TRUST CORPORATION

By:	/s/ Gregory E. Smith
Gregory E. Smith
Chief Financial Officer